SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                                GTS Duratek, Inc.
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)

                                    36237J107
                                 (CUSIP Number)

                                Daniel D'Aniello
                                The Carlyle Group
                         1001 Pennsylvania Avenue, N.W.
                                 Suite 220 South
                              Washington D. C. 2004
                                 (202) 347-2626
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 28, 1998
             (Date of Event which Requires Filing of this Statement)

                                       ____________________________________
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box[ ].



Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                           Exhibit Index is on Page 27

                               Page 1 of 49 Pages

________________________________________________________________________________
         (1)      Names of Reporting Persons
                  S.S. or I.R.S. Identification Nos. of Above Persons

                  Carlyle Partners II, L.P.
                  IRS # 51-10357731
________________________________________________________________________________
         (2)      Check the Appropriate Box if a Member of a Group
                                                                (a)      [x ]
                                                                (b)      [  ]
________________________________________________________________________________
         (3)      SEC Use Only
________________________________________________________________________________
         (4)      Source of Funds
                  AF
________________________________________________________________________________
         (5)      Check if Disclosure of Legal Proceedings is Required Pursuant
                  to Items 2(d) or 2(e)                                  [  ]
________________________________________________________________________________
         (6)      Citizenship or Place of Organization
                  Delaware
________________________________________________________________________________
 Number of        (7)      Sole Voting Power                        0 Shares
Shares Bene-               _____________________________________________________
  ficially        (8)      Shared Voting Power              7,850,930 Shares(1)
 Owned by                  _____________________________________________________
Each Report-      (9)      Sole Dispositive Power                   0 Shares
 ing Person                _____________________________________________________
   With          (10)      Shared Dispositive Power         3,635,293 Shares
                                                             (See Item 5(a))
________________________________________________________________________________
         (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

                                                            7,850,930 Shares(1)
________________________________________________________________________________
         (12)     Check if the Aggregate  Amount in  Row  (11) Excludes Certain
                  Shares                                                 [  ]
________________________________________________________________________________
         (13)     Percent of Class Represented by Amount in Row (11)

                  41.8%(2)
________________________________________________________________________________
         (14)     Type of Reporting Person

                           PN

___________________________

(1) Represents the 900,167 shares currently beneficially owned by the Reporting Person together with: (i) the 2,215,800 shares receivable upon conversion of 66,474 shares of Convertible Preferred Stock; (ii) the 519,326 newly-issued shares receivable from the Issuer upon exercise of certain options; and (iii) shares deemed beneficially owned pursuant to the Agreements Among Partnerships entered into among the Reporting Persons. (See Items 4, 5 and 7).

(2) Percentages calculated based on 18,766,565 shares which is calculated as described in the footnotes to item 5(a)

                               Page 2 of 49 Pages

________________________________________________________________________________
         (1)      Names of Reporting Persons
                  S.S. or I.R.S. Identification Nos. of Above Persons

                  Carlyle Partners III, L.P.
                  IRS # 51-0369721
________________________________________________________________________________
         (2)      Check the Appropriate Box if a Member of a Group
                                                                (a)      [x ]
                                                                (b)      [  ]
________________________________________________________________________________
         (3)      SEC Use Only
________________________________________________________________________________
         (4)      Source of Funds
                  AF
________________________________________________________________________________
         (5)      Check if Disclosure of Legal Proceedings is Required Pursuan
                  to Items 2(d) or 2(e)                                  [  ]
________________________________________________________________________________
         (6)      Citizenship or Place of Organization
                  Delaware
________________________________________________________________________________
 Number of        (7)      Sole Voting Power                        0 Shares
Shares Bene-               _____________________________________________________
  ficially        (8)      Shared Voting Power              7,850,930 Shares(1)
 Owned by                  _____________________________________________________
Each Report-      (9)      Sole Dispositive Power                   0 Shares
 ing Person                _____________________________________________________
   With           (10)     Shared Dispositive Power           261,779 Shares
                                                              (See Item 5(a))
________________________________________________________________________________
         (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

                                                            7,850,930 Shares(1)
________________________________________________________________________________
         (12)     Check if the Aggregate  Amount  in  Row (11) Excludes Certain
                  Shares                                                 [  ]
________________________________________________________________________________
         (13)     Percent of Class Represented by Amount in Row (11)

                  41.8%(2)
________________________________________________________________________________
         (14)     Type of Reporting Person

                           PN

___________________________

(1) Represents the 64,817 shares currently beneficially owned by the Reporting Person together with: (i) the 159,567 shares receivable upon conversion of 4,787 shares of Convertible Preferred Stock; (ii) the 37,395 newly-issued shares receivable from the Issuer upon exercise of certain options; and
     (iii) shares deemed beneficially owned pursuant to the Agreements Among Partnerships entered into among the Reporting Persons. (See Items 4, 5 and
     7).


(2) Percentages calculated based on 18,766,565 shares which is calculated as described in the footnotes to item 5(a).

                               Page 3 of 49 Pages

________________________________________________________________________________

         (1)      Names of Reporting Persons
                  S.S. or I.R.S. Identification Nos. of Above Persons

                  Carlyle International Partners II, L.P.
                  IRS # N/A
________________________________________________________________________________
         (2)      Check the Appropriate Box if a Member of a Group
                                                               (a)      [x ]
                                                               (b)      [  ]
________________________________________________________________________________
         (3)      SEC Use Only
________________________________________________________________________________
         (4)      Source of Funds
                  AF
________________________________________________________________________________
         (5)      Check if Disclosure of Legal Proceedings is Required Pursuant
                  to Items 2(d) or 2(e)                                 [  ]
________________________________________________________________________________
         (6)      Citizenship or Place of Organization
                  Cayman Islands
________________________________________________________________________________
 Number of        (7)      Sole Voting Power                       0 Shares
Shares Bene-               _____________________________________________________
  ficially        (8)      Shared Voting Power             2,391,331 Shares(1)
 Owned by                  _____________________________________________________
Each Report-      (9)      Sole Dispositive Power                  0 Shares
 ing Person                _____________________________________________________
   With           (10)     Shared Dispositive Power        2,391,331 Shares(1)
________________________________________________________________________________
         (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

                                                           2,391,331 Shares(1)
________________________________________________________________________________
         (12)     Check if the Aggregate  Amount in  Row (11) Excludes Certain
                  Shares                                                 [  ]
________________________________________________________________________________
         (13)     Percent of Class Represented by Amount in Row (11)

                  12.7%(2)
________________________________________________________________________________
         (14)     Type of Reporting Person

                           PN

___________________________

(1) Represents the 592,143 shares currently beneficially owned by the Reporting Person together with: (i) the 1,457,567 shares receivable upon conversion of 43,727 shares of Convertible Preferred Stock; and (ii) the 341,621 newly-issued shares receivable from the Issuer upon exercise of certain options. (See Items 4, 5 and 7).

(2) Percentages calculated based on 18,766,565 shares which is calculated as described in the footnotes to item 5(a).

                               Page 4 of 49 Pages

________________________________________________________________________________
         (1)      Names of Reporting Persons
                  S.S. or I.R.S. Identification Nos. of Above Persons

                  Carlyle International Partners III, L.P.
                  IRS # N/A
________________________________________________________________________________
         (2)      Check the Appropriate Box if a Member of a Group
                                                               (a)      [x ]
                                                               (b)      [  ]
________________________________________________________________________________
         (3)      SEC Use Only
________________________________________________________________________________
         (4)      Source of Funds
                  AF
________________________________________________________________________________
         (5)      Check if Disclosure of Legal Proceedings is Required Pursuant
                  to Items 2(d) or 2(e)                                 [  ]
________________________________________________________________________________
         (6)      Citizenship or Place of Organization
                  Cayman Islands
________________________________________________________________________________
 Number of        (7)      Sole Voting Power                       0 Shares
Shares Bene-               _____________________________________________________
  ficially        (8)      Shared Voting Power               304,982 Shares(1)
 Owned by                  _____________________________________________________
Each Report-      (9)      Sole Dispositive Power                  0 Shares
 ing Person                _____________________________________________________
   With           (10)     Shared Dispositive Power          304,982 Shares(1)
________________________________________________________________________________
         (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

                                                             304,982 Shares(1)
________________________________________________________________________________
         (12)     Check if the Aggregate Amount  in  Row (11) Excludes Certain
                  Shares                                                [  ]
________________________________________________________________________________
         (13)     Percent of Class Represented by Amount in Row (11)

                  1.6%(2)
________________________________________________________________________________
         (14)      Type of Reporting Person

                           PN

___________________________

(1) Represents the 75,515 shares currently beneficially owned by the Reporting Person together with: (i) the 185,900 shares receivable upon conversion of 5,577 shares of Convertible Preferred Stock; and (ii) the 43,567 newly-issued shares receivable from the Issuer upon exercise of certain options. (See Items 4, 5 and 7).

(2) Percentages calculated based on 18,766,565 shares which is calculated as described in the footnotes to Item 5(a).

                               Page 5 of 49 Pages

________________________________________________________________________________
         (1)      Names of Reporting Persons
                  S.S. or I.R.S. Identification Nos. of Above Persons

                  C/S International Partners
                  IRS # N/A
________________________________________________________________________________
         (2)      Check the Appropriate Box if a Member of a Group
                                                               (a)      [x ]
                                                               (b)      [  ]
________________________________________________________________________________
         (3)      SEC Use Only
________________________________________________________________________________
         (4)      Source of Funds
                  AF
________________________________________________________________________________
         (5)      Check if Disclosure of Legal Proceedings is Required Pursuant
                  to Items 2(d) or 2(e)                                 [  ]
________________________________________________________________________________
         (6)      Citizenship or Place of Organization
                  Cayman Islands
________________________________________________________________________________
 Number of        (7)      Sole Voting Power                       0 Shares
Shares Bene-               _____________________________________________________
  ficially        (8)      Shared Voting Power             1,087,245 Shares(1)
 Owned by                  _____________________________________________________
Each Report-      (9)      Sole Dispositive Power                  0 Shares
 ing Person                _____________________________________________________
   With           (10)     Shared Dispositive Power        1,087,245 Shares(1)
________________________________________________________________________________
         (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

                                                           1,087,245 Shares(1)
________________________________________________________________________________
         (12)     Check if the Aggregate Amount  in  Row (11) Excludes Certain
                  Shares                                                [  ]
________________________________________________________________________________
         (13)     Percent of Class Represented by Amount in Row (11)

                  5.8%(2)
________________________________________________________________________________
         (14)     Type of Reporting Person

                           PN

___________________________

(1) Represents the 269,224 shares currently beneficially owned by the Reporting Person together with: (i) the 662,700 shares receivable upon conversion of 19,881 shares of Convertible Preferred Stock; and (ii) the 155,321 newly-issued shares receivable from the Issuer upon exercise of certain options. (See Items 4, 5 and 7).

(2) Percentages calculated based on 18,766,565 shares which is calculated as described in the footnotes to Item 5(a).

                               Page 6 of 49 Pages

________________________________________________________________________________
         (1)      Names of Reporting Persons
                  S.S. or I.R.S. Identification Nos. of Above Persons

                  Carlyle-GTSD Partners, L.P.1
                  IRS # 52-1909589
________________________________________________________________________________
         (2)      Check the Appropriate Box if a Member of a Group
                                                               (a)      [x ]
                                                               (b)      [  ]
________________________________________________________________________________
         (3)      SEC Use Only
________________________________________________________________________________
         (4)      Source of Funds
                  N/A
________________________________________________________________________________
         (5)      Check if Disclosure of Legal Proceedings is Required Pursuant
                  to Items 2(d) or 2(e)                                 [  ]
________________________________________________________________________________
         (6)      Citizenship or Place of Organization
                  Delaware
________________________________________________________________________________
 Number of        (7)      Sole Voting Power                      0 Shares
Shares Bene-               _____________________________________________________
  ficially        (8)      Shared Voting Power                    0 Shares
 Owned by                  _____________________________________________________
Each Report-      (9)      Sole Dispositive Power                 0 Shares
 ing Person                _____________________________________________________
   With           (10)     Shared Dispositive Pow                 0 Shares
________________________________________________________________________________
         (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

                                                                  0 Shares(1)
________________________________________________________________________________
         (12)     Check if the Aggregate Amount  in Row (11) Excludes Certain
                  Shares                                               [  ]
________________________________________________________________________________
         (13)     Percent of Class Represented by Amount in Row (11)

                  0.0%
________________________________________________________________________________
         (14)     Type of Reporting Person

                           PN
___________________________

(1) Amended to reflect the distribution of securities by Carlyle-GTSD Partners, L.P. ("CP-GTSD") to its partners upon the dissolution of CP-GTSD. The limited partners elected to dissolve CP-GTSD on January 24, 1998 in accordance with the terms of the partnership agreement and a distribution in kind of the securities of the Issuer (as defined herein) was made to the partners of CP-GTSD on January 28, 1998. Most of the partners of CP-GTSD are not affiliates of the Reporting Persons (as defined herein).

                               Page 7 of 49 Pages

________________________________________________________________________________
         (1)      Names of Reporting Persons
                  S.S. or I.R.S. Identification Nos. of Above Persons

                  Carlyle-GTSD Partners II, L.P.
                  IRS # 52-1911051
________________________________________________________________________________
         (2)      Check the Appropriate Box if a Member of a Group
                                                               (a)      [x ]
                                                               (b)      [  ]
________________________________________________________________________________
         (3)      SEC Use Only
________________________________________________________________________________
         (4)      Source of Funds
                  N/A
________________________________________________________________________________
         (5)      Check if Disclosure of Legal Proceedings is Required Pursuan
                  to Items 2(d) or 2(e)                                 [  ]
________________________________________________________________________________
         (6)      Citizenship or Place of Organization
                  Delaware
________________________________________________________________________________
 Number of        (7)      Sole Voting Power                       0 Shares
Shares Bene-               _____________________________________________________
  ficially        (8)      Shared Voting Power               170,300 Shares(1)
 Owned by                  _____________________________________________________
Each Report-      (9)      Sole Dispositive Power                  0 Shares
 ing Person                _____________________________________________________
   With           (10)     Shared Dispositive Power          170,300 Shares(1)
________________________________________________________________________________
         (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

                                                             170,300 Shares(1)
________________________________________________________________________________
         (12)     Check if the Aggregate Amount  in  Row (11) Excludes Certain
                  Shares                                                [  ]
________________________________________________________________________________
         (13)     Percent of Class Represented by Amount in Row (11)

                  0.9%(2)
________________________________________________________________________________
         (14)     Type of Reporting Person

                           PN

___________________________

(1) Represents the 42,171 shares currently beneficially owned by the Reporting Person together with: (i) 103,800 shares receivable upon conversion of 3,114 shares of Convertible Preferred Stock; and (ii) 24,329 newly-issued shares receivable from the Issuer upon exercise of certain options. (See Items 4, 5, and 7).

(2)  Percentages   calculated  based  on  18,766,565   shares  which  number  is
     calculated as described in the footnotes to Item 5(a).

                               Page 8 of 49 Pages

________________________________________________________________________________
         (1)      Names of Reporting Persons
                  S.S. or I.R.S. Identification Nos. of Above Persons

                  T.C. Group, L.L.C. (d/b/a The Carlyle Group)
                  IRS # 54-1686957
________________________________________________________________________________
         (2)      Check the Appropriate Box if a Member of a Group
                                                               (a)      [x ]
                                                               (b)      [  ]
________________________________________________________________________________
         (3)      SEC Use Only
________________________________________________________________________________
         (4)      Source of Funds
                  AF
________________________________________________________________________________
         (5)      Check if Disclosure of Legal Proceedings is Required Pursuant
                  to Items 2(d) or 2(e)                                 [  ]
________________________________________________________________________________
         (6)      Citizenship or Place of Organization
                  Delaware
________________________________________________________________________________
 Number of        (7)      Sole Voting Power                      0 Shares
Shares Bene-               _____________________________________________________
  ficially        (8)      Shared Voting Power            7,854,539 Shares(1)
 Owned by                  _____________________________________________________
Each Report-      (9)      Sole Dispositive Power                 0 Shares
 ing Person                _____________________________________________________
   With           (10)     Shared Dispositive Power       7,854,539 Shares(1)
________________________________________________________________________________
         (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

                                                          7,854,539 Shares(1)
________________________________________________________________________________
         (12)     Check if the Aggregate Amount  in  Row (11) Excludes Certain
                  Shares                                                [  ]
________________________________________________________________________________
         (13)     Percent of Class Represented by Amount in Row (11)

                  41.9%(2)
________________________________________________________________________________
         (14)      Type of Reporting Person

                           00 (Limited Liability Company)

___________________________

(1) Represents (a) in connection with the dissolution of Carlyle-GTSD Partners, L.P. and the distribution to the Reporting Person as general partner of that limited partnership: (i) the 885 shares currently beneficically owned by the Reporting Person, (ii) the 2,200 shares receivable by the Reporting Person upon conversion of 66 shares of Convertible Preferred Stock, and
     (iii) the 524 newly-issued shares receivable by the Reporting Person from the Issuer upon the exercise of certain options; together with (b) the 1,944,037 shares currently beneficially owned by the Reporting Person as general partner of the Partnerships, (ii) the 4,785,334 shares receivable by the Partnerships upon conversion of 143,569 shares of Convertible Preferred Stock, and (iii) the 1,121,559 newly-issued shares receivable by the Partnerships from the Issuer upon exercise of certain options. (See Items 4, 5 and 7).

(2) Percentages calculated based on 18,766,565 shares which is calculated as described in the footnotes to Item 5(a).

                               Page 9 of 49 Pages

________________________________________________________________________________
         (1)      Names of Reporting Persons
                  S.S. or I.R.S. Identification Nos. of Above Persons

                  TCG Holdings, L.L.C.
                  IRS # 54-1686011
________________________________________________________________________________
         (2)      Check the Appropriate Box if a Member of a Group
                                                              (a)      [x ]
                                                              (b)      [  ]
________________________________________________________________________________
         (3)      SEC Use Only
________________________________________________________________________________
         (4)      Source of Funds
                  AF
________________________________________________________________________________
         (5)      Check if Disclosure of Legal Proceedings is Required Pursuant
                  to Items 2(d) or 2(e)                                [  ]
________________________________________________________________________________
         (6)      Citizenship or Place of Organization
                  Delaware
________________________________________________________________________________
 Number of        (7)      Sole Voting Po                         0 Shares
Shares Bene-               _____________________________________________________
  ficially        (8)      Share                          7,854,539 Shares(1)
 Owned by                  _____________________________________________________
Each Report-      (9)      Sole Dispositiv                        0 Shares
 ing Person                _____________________________________________________
   With           (10)     Shared                         7,854,539 Shares(1)
________________________________________________________________________________
         (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

                                                          7,854,539 Shares(1)
________________________________________________________________________________
         (12)     Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares                                               [  ]
________________________________________________________________________________
         (13)     Percent of Class Represented by Amount in Row (11)

                  41.9%(2)
________________________________________________________________________________
         (14)      Type of Reporting Person

                           00 (Limited Liability Company)

___________________________

(1) Represents the 1,944,922 shares currently beneficially owned by the Reporting Person as the controlling member of T.C. Group, L.L.C., the general partner of the Partnerships ("TC Group") together with: (i) the 4,787,534 shares receivable by the Partnerships or by TC Group upon conversion of 143,635 shares of Convertible Preferred Stock; and (ii) the 1,122,083 newly-issued shares receivable by the Partnerships or by TC Group from the Issuer upon exercise of certain options. (See Items 4, 5 and 7).

(2) Percentages calculated based on 18,766,565 shares which is calculated as described in the footnotes to Item 5(a).

                              Page 10 of 49 Pages

________________________________________________________________________________

         (1)      Names of Reporting Persons
                  S.S. or I.R.S. Identification Nos. of Above Persons

                  CP II Investment Holdings, L.L.C.(1)
                  IRS # 52-2033497
________________________________________________________________________________
         (2)      Check the Appropriate Box if a Member of a Group
                                                               (a)      [x ]
                                                               (b)      [  ]
________________________________________________________________________________
         (3)      SEC Use Only
________________________________________________________________________________
         (4)      Source of Funds
                  AF
________________________________________________________________________________
         (5)      Check if Disclosure of Legal Proceedings is Required Pursuan
                  to Items 2(d) or 2(e)                                 [  ]
________________________________________________________________________________
         (6)      Citizenship or Place of Organization
                  Delaware
________________________________________________________________________________
 Number of        (7)      Sole Voting Power                      0 Shares
Shares Bene-               _____________________________________________________
  ficially        (8)      Shared Voting Power               58,241 Shares(2)
 Owned by                  _____________________________________________________
Each Report-      (9)      Sole Dispositive Power                 0 Shares
 ing Person                _____________________________________________________
   With           (10)     Shared Dispositive Power          58,241 Shares(2)
________________________________________________________________________________
         (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

                                                             58,241 Shares(2)
________________________________________________________________________________
         (12)     Check if the Aggregate Amount  in  Row (11) Excludes Certain
                  Shares                                                [  ]
________________________________________________________________________________
         (13)     Percent of Class Represented by Amount in Row (11)

                  0.3%(3)
________________________________________________________________________________
         (14)     Type of Reporting Person

                           00 (Limited Liability Company)

___________________________

(1) The Reporting Person is a limited partner of Carlyle-GTSD Partners, L.P. and received the securities of the Issuer in connection with the dissolution of that partnership. The Reporting Person is controlled by CP II Holdings, L.L.C., an affiliate of TCG Holdings, L.L.C.

(2) Represents the 14,173 shares currently beneficially owned by the Reporting Person together with: (i) the 35,700 shares receivable upon conversion of 1,071 shares of Convertible Preferred Stock; and (ii) the 8,368 newly-issued shares receivable from the Issuer upon exercise of certain options. (See Items 4, 5 and 7).

(3) Percentages calculated based on 18,766,565 shares which is calculated as described in the footnotes to item 5(a).

                              Page 11 of 49 Pages

________________________________________________________________________________
         (1)      Names of Reporting Persons
                  S.S. or I.R.S. Identification Nos. of Above Persons

                  CP II Holdings, L.L.C.(1)
                  IRS # 52-2033495
________________________________________________________________________________
         (2)      Check the Appropriate Box if a Member of a Group
                                                               (a)      [x ]
                                                               (b)      [  ]
________________________________________________________________________________
         (3)      SEC Use Only
________________________________________________________________________________
         (4)      Source of Funds
                  AF
________________________________________________________________________________
         (5)      Check if Disclosure of Legal Proceedings is Required Pursuant
                  to Items 2(d) or 2(e)                                 [  ]
________________________________________________________________________________
         (6)      Citizenship or Place of Organization
                  Delaware
________________________________________________________________________________
 Number of        (7)      Sole Voting Power                      0 Shares
Shares Bene-               _____________________________________________________
  ficially        (8)      Shared Voting Power               58,241 Shares(2)
 Owned by                  _____________________________________________________
Each Report-      (9)      Sole Dispositive Power                 0 Shares
 ing Person                _____________________________________________________
   With           (10)     Shared Dispositive Power          58,241 Shares(2)
________________________________________________________________________________
         (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

                                                             58,241 Shares(2)
________________________________________________________________________________
         (12)     Check if the Aggregate Amount  in  Row (11) Excludes Certain
                  Shares                                                [  ]
________________________________________________________________________________
         (13)     Percent of Class Represented by Amount in Row (11)

                  0.3%(3)
________________________________________________________________________________
         (14)      Type of Reporting Person

                           00 (Limited Liability Company)

___________________________

(1) The Reporting Person owns the controlling interest in CP II Investment Holdings, L.L.C. and is an affiliate of TCG Holdings, L.L.C.

(2) Represents the 14,173 shares currently beneficially owned by the Reporting Person as the controlling member of CP II Investment together with: (i) the 35,700 shares receivable by CP II Investment upon conversion of 1,071 shares of Convertible Preferred Stock; and (ii) the 8,368 newly-issued shares receivable by CP II Investment from the Issuer upon exercise of certain options. (See Items 4, 5 and 7).

(3) Percentages calculated based on 18,766,565 shares which is calculated as described in the footnotes to Item 5(a).

                              Page 12 of 49 Pages

     This Amendment No. 2 (this "Amendment") amends and supplements the Statement on Schedule 13D dated January 24, 1995, as amended and supplemented by Amendment No. 1 dated December 22, 1995, (as amended, the "Schedule") filed by the Reporting Persons in relation to the Common Stock of the Issuer (as such terms are defined below). This Amendment is the first electronic Amendment to the Schedule.


     The purpose of this Amendment is to reflect the distribution of securities by Carlyle-GTSD Partners, L.P. ("CP-GTSD") to its partners upon the dissolution of CP-GTSD. On January 24, 1998, the limited partners of CP-GTSD elected to dissolve CP-GTSD in accordance with the terms of the agreement of limited partnership of CP-GTSD (the "Limited Partnership Agreement"), and TC Group (as defined below), as the General Partner of CP-GTSD, has undertaken to wind up the affairs of CP-GTSD. In connection therewith, TC Group caused a distribution in kind of most of the assets of CP-GTSD, consisting of securities of the Issuer, in accordance with the terms of the Limited Partnership Agreement and has caused a pro rata distribution of all of the securities of the Issuer owned by CP-GTSD to the partners of CP-GTSD, two of whom (TC Group and CP II Investment Holdings, L.L.C.) are themselves Reporting Persons. The other partners of CP-GTSD are not affiliates of any of the Reporting Persons. The Reporting Persons have not otherwise disposed of or acquired any additional securities of the Issuer. This Amendment also reflects certain reallocations among the Reporting Persons made since the filing of Amendment No. 1 to the Schedule, which reallocations do not affect the aggregate ownership by the Reporting Persons in the securities of the Issuer.


Item 1. Security and Issuer

     The title of the class of equity securities to which this Schedule relates is the common stock, par value $0.01 per share (the "Common Stock"), of GTS Duratek, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 10100 Old Columbia Road, Columbia, MD 21406.

Item 2. Identity and Background

     (a) - (c), (f) The names of the persons filing this Schedule are: (i) Carlyle Partners II, L.P., a Delaware limited partnership ("CP II"); (ii) Carlyle Partners III, L.P., a Delaware limited partnership ("CP III"); (iii) Carlyle International Partners II, L.P., a Cayman Islands exempted limited partnership ("CIP II"); (iv) Carlyle International Partners III, L.P., a Cayman
Islands  exempted  limited   partnership  "CIP  III");  (v)  C/S  International
Partners, a Cayman Islands partnership ("C/S"); (vi) Carlyle-GTSD Partners, L.P., a Delaware limited partnership ("CP-GTSD"); (vii) Carlyle-GTSD Partners II, L.P., a Delaware limited partnership ("CP-GTSD II"; and collectively with CP II, CP III, CIP II, CIP III, C/S, and CP-GTSD, referred to herein as the "Partnerships"); (viii) TC Group, L.L.C., a Delaware limited liability company, doing business as The Carlyle Group ("TC Group"); (ix) TCG Holdings, L.L.C., a Delaware limited liability company ("TCG"); (x) CP II Investment Holdings, L.L.C., a Delaware limited liability company ("CP II Investment"); and (xi) CP II Holdings, L.L.C., a Delaware limited liability company ("CP II Holdings"; and collectively with the Partnerships, TC Group, TCG, and CP II Investment referred to herein as the "Reporting Persons").

                              Page 13 of 49 Pages

     TC Group is the sole general partner of CP II, CP III,  CP-GTSD and CP-GTSD
II.  TC  Group  is  the  managing   general   partner  and  Carlyle   Investment
Administration Limited, a Cayman Islands exempted company "CIA"), is the administrative general partner of CIP II and CIP III. TC Group is the managing general partner and Soros Capital Offshore Partners LDC, a Cayman Islands limited duration company ("SCOP"), is a co-general partner of C/S.

     TCG is a member of TC Group and holds a controlling interest in TC Group. CP II Holdings is a member of CP II Investment and holds a controlling interest in CP II Investment. The members of TCG and of CP II Holdings and the executive officers of TC Group and of CP II Holdings are David M. Rubenstein, William E. Conway, Jr., Daniel A. D'Aniello, Richard G. Darman, James A. Baker III, Frank
C. Carlucci III, David Dupree, and Alan M. Holt (collectively, the "TCG Principals"). Each TCG Principal is a citizen and resident of the United States.

     The principal business of CP II, CP III, CIP II, CIP III, and C/S is to acquire control investments in connection with, among other situations, management buyouts, restructurings, bankruptcies and to make strategic investments in private and public companies. The principal business of CP-GTSD and CP-GTSD II is to invest in the securities of the Issuer. The principal business of TC Group, TCG, SCOP, CP II Investment, and CP II Holdings is merchant banking. The principal business of CIA is partnership administration.

     The principal business address of TC Group, TCG, CP-GTSD, and CP-GTSD II, is c/o The Carlyle Group, 1001 Pennsylvania Avenue N.W., Suite 220 South, Washington D.C. 20004. The principal business address of CP II, CP III, CP II Investment, and CP II Holdings is Delaware Trust Building, 900 Market Street, Suite 200, Wilmington, Delaware 19801. The principal business address of CIP II, CIP III and C/S is Coutts & Co., P.O. Box 707, Grand Cayman Islands, British West Indies. The principal business address of CIA is c/o Maples and Calder, P.O. Box 309, George Town, Grand Cayman, Cayman Islands, British West Indies. The principal business address of SCOP is c/o Curacao Company NV, Grand Cayman, British West Indies.

     (d) and (e). During the last five years,  none of the Reporting Persons has
(i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.


     CP II Investment is one of the limited partners and TC Group is the sole General Partner of CP-GTSD. On January 24, 1998, the limited partners of CP-GTSD elected to dissolve CP-GTSD in accordance with the terms of the Limited Partnership Agreement and TC Group, as the General Partner, has undertaken to wind up the affairs of CP-GTSD. In connection therewith, on January 28, 1998, TC Group caused a distribution in kind of most of the assets of CP-GTSD, consisting of the securities of the Issuer, in accordance with the terms of the Limited Partnership Agreement and has caused a pro rata distribution of all of the securities of the Issuer owned by CP-GTSD to the partners of CP-GTSD, two of whom (TC Group and CP II Investment) are themselves Reporting Persons. The other partners of CP-GTSD are not affiliates of any of the Reporting Persons. The Reporting Persons have not otherwise disposed of or acquired any additional securities of the Issuer.

                              Page 14 of 49 Pages

     No consideration has been paid by the partners of CP-GTSD or by any other person in connection with the distribution of the securities of the Issuer by CP-GTSD.

Item 4.  Purpose of Transaction.

     The distribution described in the response to Item 3 was occasioned by the dissolution of CP-GTSD. The Reporting Persons as a group have not otherwise disposed of or acquired any additional securities of the Issuer. Before the distribution described in Item 3, CP II Investment was not a beneficial owner of any of the securities of the Issuer.

     Each Reporting Person may, subject to the continuing evaluation of the factors discussed herein, acquire from time to time additional shares of the Common Stock or other securities of the Issuer in the open market or in privately negotiated transactions, by exchange offer or otherwise. Depending on the factors discussed herein, each Reporting Person may, from time to time, retain or sell all or a portion of its holdings of the shares of the Common Stock in the open market or in privately negotiated transactions. Any actions that any Reporting Person might undertake will be dependent upon such Reporting Person's review of numerous factors, including, among other things, the availability of shares of the Common Stock for purchase and the price levels of such shares; general market and economic conditions; ongoing evaluation of the Issuer's business operations, prospects and its need for capital; the relative attractiveness of alternative business and investment opportunities; the actions and views of the management and the Board of Directors of the Issuer (the "Board"); and other future developments.

     Pursuant to the Amended and Restated Agreement Among Partnerships (CP II) dated as of November 6, 1995 (the "CP II Agreement Among Partnerships"), by and among the Partnerships, the Partnerships agreed that CP II shall be entitled to designate as nominees for election to the Issuer's Board all but one of the directors that the Partnerships are entitled to elect as holders of the Issuer's voting stock and the Partnerships further agreed to elect such persons to the Issuer's Board. Pursuant to the Agreement Among Partnerships (CP III) dated as of November 6, 1995 (the "CP III Agreement Among Partnerships"; and together with the CP II Agreement Among Partnerships referred to herein as the
"Agreements Among Partnerships"), by and among the Partnerships, the Partnerships agreed that CP III shall be entitled to designate one nominee for election to the Issuer's Board and the Partnerships further agreed to elect such nominee to the Issuer's Board. The rights to nominate persons to the Board pursuant to the CP II Agreement Among Partnerships and the CP III Agreement Among Partnerships shall continue until such time as the Partnerships collectively beneficially own shares of the Issuer's voting stock representing less than 20% of the votes entitled to be cast for members of the Board.

     Although the foregoing reflects activities presently contemplated by each Reporting Person with respect to the Issuer, the foregoing is subject to change at any time.

                              Page 15 of 49 Pages

     Other than as described above, the Reporting Persons have no present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's certificate of incorporation or bylaws or other actions which may impede the acquisition of control of the Issuer by any persons; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.






                  [remainder of page intentionally left blank]






















                              Page 16 of 49 Pages

Item 5. Interest in Securities of the Issuer


     (a) Shares of Common Stock Beneficially Owned by the Reporting Persons


----------------------------------------------------------------------------------------------------------------

                                                             Right to
                                                              Common
                                                               Stock
                                                               Upon
                                                            Conversion          Right to
                                                                of           Purchase Common
                                                            Convertible      Stock from the          Total
                                            Common           Preferred           Issuer            Beneficial
                                             Stock             Stock                               Ownership
---------------------------------------------------------------------------------------------------------------
CP II(1)                                    900,167          2,215,800            519,326           3,635,293
---------------------------------------------------------------------------------------------------------------
CP III                                       64,817            159,567             37,395             261,779
---------------------------------------------------------------------------------------------------------------
CIP II                                      592,143          1,457,567            341,621           2,391,331
---------------------------------------------------------------------------------------------------------------
CIP III                                      75,515            185,900             43,567             304,982
---------------------------------------------------------------------------------------------------------------
C/S                                         269,224            662,700            155,321           1,087,245
---------------------------------------------------------------------------------------------------------------
CP-GTSD                                           0                  0                  0                   0
---------------------------------------------------------------------------------------------------------------
CP-GTSD II                                   42,171            103,800             24,329             170,300
---------------------------------------------------------------------------------------------------------------
Partnerships                              1,944,037          4,785,334          1,121,559           7,850,930
---------------------------------------------------------------------------------------------------------------
TC Group                                  1,944,922          4,787,534          1,122,083           7,854,539
---------------------------------------------------------------------------------------------------------------
TCG                                       1,944,922          4,787,534          1,122,083           7,854,539
---------------------------------------------------------------------------------------------------------------
CP II Investment                             14,173             35,700              8,368              58,241
---------------------------------------------------------------------------------------------------------------
CP II Holdings                               14,173             35,700              8,368              58,241
===============================================================================================================
Reporting Persons                         1,959,095          4,823,234          1,130,451           7,912,780
===============================================================================================================

------------
(1) See Item 5(b) for a discussion of CP II's and CP III's beneficial ownership as a party to the Agreements Among Partnerships.






                              Page 17 of 49 Pages

     5(a) (continued) Approximate Percentage of Common Stock of the Issuer Beneficially Owned(1)


-----------------------------------------------------------------------------------------------------------------
                                                          Right to
                                                           Common
                                                           Stock
                                                            Upon
                                                         Conversion         Right to
                                                             of         Purchase Common
                                                        Convertible     Stock from the         Total
                                          Common         Preferred           Issuer          Beneficial
                                           Stock           Stock                             Ownership
-----------------------------------------------------------------------------------------------------------------
CP II2                                     4.8%             11.8%              2.8%             19.4%
-----------------------------------------------------------------------------------------------------------------
CP III                                     0.3%              0.9%              0.2%              1.4%
-----------------------------------------------------------------------------------------------------------------
CIP II                                     3.2%              7.8%              1.8%             12.7%
-----------------------------------------------------------------------------------------------------------------
CIP III                                    0.4%              1.0%              0.2%              1.6%
-----------------------------------------------------------------------------------------------------------------
C/S                                        1.4%              3.5%              0.8%              5.8%
-----------------------------------------------------------------------------------------------------------------
CP-GTSD                                      0%                0%                0%                0%
-----------------------------------------------------------------------------------------------------------------
CP-GTSD II                                 0.2%              0.6%              0.1%              0.9%
-----------------------------------------------------------------------------------------------------------------
Partnerships                              10.4%             25.5%              6.0%            41.8 %
-----------------------------------------------------------------------------------------------------------------
TC Group                                  10.4%             25.5%              6.0%            41.9 %
-----------------------------------------------------------------------------------------------------------------
TCG                                       10.4%             25.5%              6.0%            41.9 %
-----------------------------------------------------------------------------------------------------------------
CP II Investment                           0.1%              0.2%              0.0%              0.3%
=================================================================================================================
CP II Holdings                             0.1%              0.2%              0.0%              0.3%
=================================================================================================================
Reporting Persons                         10.4%             25.7%              6.0%             42.2%
=================================================================================================================






------------

(1) All percentages calculated based on 18,766,565 shares which equal the total shares of Common Stock reported as presently issued and outstanding on the Issuer's latest Form 10-Q plus shares of Common Stock that will be issued upon conversion of shares of Convertible Preferred Stock of the Issuer that are beneficially owned or deemed to be beneficially owned by the Reporting Persons in the aggregate and the aggregate number of shares of Common Stock that will be issued upon the exercise of options to purchase Common Stock from the Issuer that are held by the Reporting Persons and are currently exercisable.

(2) See Item 5(b) for a discussion of CP II's beneficial ownership as a party to the Agreements Among Partnerships.


                              Page 18 of 49 Pages

     (b) CP II is currently the beneficial owner of 900,167 shares of Common Stock and 66,474 shares of 8% Cumulative Convertible Redeemable Preferred Stock of the Issuer, par value $0.01 per share (the "Convertible Preferred Stock") (which convert into 2,215,800 shares of Common Stock). CP II is deemed to be the beneficial owner of 519,326 shares of Common Stock as the holder of a currently exercisable option to purchase that amount of shares of Common Stock from the Issuer. CP II shares the power to vote and to dispose of all of such shares, totaling 3,635,293, (i) with TC Group, in TC Group's capacity as CP II's sole general partner; and (ii) with CP III pursuant to the CP III Agreement Among Partnerships (described in Items 4 and 6). Pursuant to the CP II Agreement Among Partnerships (described in Items 4 and 6), CP II has shared power to vote the 4,215,637 shares of Common Stock that are beneficially owned by the other Partnerships; CP II shares this power to vote with TC Group in TC Group's capacity as CP II's sole general partner.

     CP III is currently the beneficial owner of 64,817 shares of Common Stock and 4,787 shares of Convertible Preferred Stock (which convert into 159,567 shares of Common Stock). CP III is deemed to be the beneficial owner of 37,395 shares of Common Stock as the holder of a currently exercisable option to purchase that amount of shares of Common Stock from the Issuer. CP III shares the power to vote and to dispose of all of such shares, totaling 261,779, (i) with TC Group, in TC Group's capacity as CP III's sole general partner; and (ii) with CP II pursuant to the CP II Agreement Among Partnerships. Pursuant to the CP III Agreement Among Partnerships, CP III has shared power to vote the 7,589,151 shares that are beneficially owned by the other Partnerships; CP III shares this power to vote with TC Group in TC Group's capacity as CP III's sole general partner.

     CIP II is currently the beneficial owner of 592,143 shares of Common Stock and 43,727 shares of Convertible Preferred Stock (which convert into 1,457,567 shares of Common Stock). CIP II is deemed to be the beneficial owner of 341,621 shares as the holder of a currently exercisable option to purchase that amount of shares of Common Stock from the Issuer. CIP II shares the power to vote and the power to dispose of all of such shares, totaling 2,391,331, with TC Group in TC Group's capacity as CIP II's managing general partner. Pursuant to the Agreements Among Partnerships, CIP II also shares the power to vote such shares with CP II and CP III.

     CIP III is currently the beneficial owner of 75,515 shares of Common Stock and 5,577 shares of Convertible Preferred Stock (which convert into 185,900 shares of Common Stock). CIP III is deemed to be the beneficial owner of 43,567 shares as the holder of a currently exercisable option to purchase that amount of shares of Common Stock from the Issuer. CIP III shares the power to vote and the power to dispose of all of such shares, totaling 304,982, with TC Group in TC Group's capacity as CIP III's managing general partner. Pursuant to the Agreements Among Partnerships, CIP III also shares the power to vote such shares with CP II and CP III.

     C/S is currently the beneficial owner of 269,224 shares of Common Stock and 19,881 shares of Convertible Preferred Stock (which convert into 662,700 shares of Common Stock). C/S is deemed to be the beneficial owner of 155,321 shares as the holder of a currently exercisable option to purchase such amount of shares of Common Stock from the Issuer. C/S shares the power to vote and the power to dispose of all of such shares, totaling 1,087,245, with TC Group in TC Group's capacity as C/S's managing general partner. Pursuant to the Agreements Among Partnerships, C/S also shares the right to vote such shares with CP II and CP III.

                              Page 19 of 49 Pages

     CP-GTSD is currently the beneficial owner of no shares of Common Stock and is deemed to be the beneficial owner of no shares of Common Stock. Immediately before the distribution to its partners described in Item 3 above, CP-GTSD was the beneficial owner of 90,277 shares of Common Stock and 6,667 shares of Convertible Preferred Stock (which convert into 222,233 shares of Common Stock). CP-GTSD was deemed to be the beneficial owner of 52,083 shares of Common Stock as the holder of a currently exercisable option to purchase such amount of shares of Common Stock from the Issuer. CP-GTSD shared the power to vote and the power to dispose of all of such shares, totaling 364,593, with TC Group in TC Group's capacity as CP-GTSD's sole general partner. Pursuant to the Agreements Among Partnerships, CP-GTSD shared the right to vote such shares with CP II and CP III. CP-GTSD does not beneficially own any shares of Common Stock as a result of the distribution in connection with the dissolution of CP-GTSD.

     CP-GTSD II is currently the beneficial owner of 42,171 shares of Common Stock and 3,114 shares of Convertible Preferred Stock (which convert into 103,800 shares of Common Stock). CP-GTSD II is deemed to be the beneficial owner of 24,329 shares of Common Stock as the holder of a currently exercisable option to purchase that amount of shares of Common Stock shares from the Issuer. CP-GTSD II shares the power to vote and and the power to dispose of all of such shares, totaling 170,300, with TC Group in TC Group's capcity as CP-GTSD II's sole general partner. Pursuant to the Agreements Among Partnerships, CP-GTSD II shares the right to vote such shares with CP II and CP III.

     TC Group is currently the beneficial owner of 885 shares of Common Stock and 66 shares of Convertible Preferred Stock (which convert into 2,200 shares of Common Stock.) TC Group is deemed to be the beneficial owner of 524 shares of Common Stock as the holder of a currently exercisable option to purchase that amount of shares of Common Stock from the Issuer. TC Group is deemed to be the beneficial owner of 1,944,037 shares of Common Stock and 143,560 shares of Convertible Preferred Stock (which convert into 4,785,334 shares of Common Stock) as the sole general partner of CP II, CP III, CP-GTSD, CP-GTSD II and the managing general partner of CIP II, CIP III and C/S. In the same capacities, TC Group is deemed to be the beneficial owner of 1,121,559 shares of Common Stock as the holder of options to purchase that amount of shares of Common Stock from the Issuer. TC Group is deemed to share voting and disposal rights of all such shares, totaling 7,854,539, in its capacities as the sole general partner of CP II, CP III, CP-GTSD, CP-GTSD II and the managing general partner of CIP II, CIP III and C/S. TCG, as a member holding a controlling interest in TC Group, is deemed to share all rights herein described as belonging to TC Group.

     CP II Investment is currently the beneficial owner of 14,173 shares of Common Stock and 1,071 shares of Convertible Preferred Stock (which convert into 35,700 shares of Common Stock). CP II Investment is deemed to be the beneficial owner of 8,368 shares of Common Stock as the holder of a currently exercisable option to purchase that amount of shares of Common Stock from the Issuer. CP II Investment is a limited partner of CP-GTSD and received the securities of the Issuer in connection with the dissolution of that partnership. CP II Holdings, as a member holding a controlling interest in CP II Investment, is deemed to share all rights herein described as belonging to CP II Investment.

                              Page 20 of 49 Pages

     The Reporting Persons are the beneficial owners of a total of 1,959,095 shares of Common Stock and 144,697 shares of Convertible Preferred Stock (which convert into 4,823,234 shares of Common Stock). The Reporting Persons are deemed to be the beneficial owners of 1,130,451 shares of Common Stock as the holders of options to purchase that amount of shares of Common Stock shares from the Issuer. In the aggregate, the Reporting Persons have voting rights and disposal rights in a total of 7,912,780 shares of Common Stock of the Issuer.

     CIA does not have the power to vote or the power to dispose of the Issuer's Common Stock under the partnership agreements of CIP II or CIP III. SCOP does not have the power to vote or the power to dispose of the Issuer's Common Stock under the partnership agreement of C/S. Therefore, CIA and SCOP are not deemed beneficial owners of any of the securities of the Issuer held by the Reporting Persons.

     (c) On January 24, 1998, the limited partners of CP-GTSD elected to dissolve CP-GTSD in accordance with the terms of the Limited Partnership Agreement, and TC Group, as the General Partner, has undertaken to wind up the affairs of CP-GTSD. In connection therewith, TC Group has caused a distribution in kind of most of the assets of CP-GTSD, consisting of securities of the Issuer, in accordance with the terms of the Limited Partnership Agreement and has caused a pro rata distribution of all of the securities of the Issuer owned by CP-GTSD to the partners of CP-GTSD in accordance with the terms of the partnership agreement. On January 28, 1998, TC Group distributed to the partners of CP-GTSD, two of whom (TC Group and CP II Investment) are themselves Reporting Persons. The other partners of CP-GTSD are not affiliates of any of the Reporting Persons. The Reporting Persons have not otherwise disposed of or acquired any additional securities of the Issuer.

     This Amendment also reflects certain reallocations among the Reporting Persons, but such reallocations do not affect the aggregate ownership by the Reporting Persons in the securities of the Issuer.

     (d) No person other than the Reporting Persons is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock of the Issuer owned by the Reporting Persons.

     (e) Not applicable.

Item 6. Contacts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     CP II, CIP II, CIP III, C/S, CP-GTSD, and CP-GTSD II (collectively, the "Purchasers"), National Patent Development Corporation ("NPD"), and the Issuer are parties to that certain Stockholders Agreement dated January 24, 1995 (the "Stockholders Agreement"). Pursuant to the Stockholders Agreement, among other terms and conditions, (i) the Issuer granted to the Purchasers an option to purchase 1,250,000 newly issued shares of Common Stock from the Company at any

                              Page 21 of 49 Pages
time on or before January 24, 1999, at a price of $3.75 per share; and (ii) the holders of the majority of the Convertible Preferred Stock were given the right to elect a majority of the Issuer's Board until such time as the Purchasers cease to be the beneficial owners of the Issuer's Common Stock having 20% or more of the votes that may be cast in annual or special meetings of the stockholders of the Issuer. In connection with the dissolution of CP-GTSD, the parties to the Stockholders Agreement amended the Stockholders Agreement by executing a written Amendment to Stockholders Agreement dated as of January 28, 1998 (the "Amendment to Stockholders Agreement"). The Amendment to Stockholders Agreement decreases the number of newly issued shares that the Purchasers have an option to purchase from the Issuer by the amount of 8,368 reflecting the pro rata distribution of the options to the partners of CP-GTSD. Additionally, the Issuer entered into agreements with each of the partners of CP-GTSD, including TC Group and CP II Investment in order to confirm the right of each partner of CP-GTSD to exercise its pro rata right to acquire the newly issued shares of the Issuer in connection with the option initially allocated to CP-GTSD.

     Pursuant to the CP II Agreement Among Partnerships, the Partnerships agreed that: (i) CP II shall be entitled to designate as nominees for election to the Issuer's Board all but one of the directors that the Partnerships are entitled to elect as holders of the Issuer's voting stock; (ii) the Partnerships will elect the nominees designated by CP II to the Issuer's Board; and (iii) in the event that any Partnership fails or refuses to elect its shares of voting stock, CP II shall have an irrevocable proxy to vote such shares. Pursuant to the CP III Agreement Among Partnerships, the Partnerships agreed that: (i) CP III shall be entitled to designate one nominee for election to the Issuer's Board; (ii) the Partnerships will elect the nominee designated by CP III to the Issuer's Board; and (iii) in the event that any Partnership fails or refuses to elect its shares of voting stock, CP III shall have an irrevocable proxy to vote such shares.

     Pursuant to the CP II Agreement Among Partnerships, the Partnerships, other than CP II, also agreed to assign to CP II the power to exercise their demand registration rights under that certain Registration Rights Agreement dated January 24, 1995, by and among the Partnerships (other than CP III), NPD and the Issuer (the "Registration Rights Agreement"), but to share all registration rights pursuant to the Registration Rights Agreement pro rata among the Partnerships.

Item 7. Material to be filed as Exhibits.

Exhibit 1. Joint Filing Agreement by and among CP II, CP III, CIP II, CIP III, C/S, CP-GTSD, CP GTSD II, TC Group, TCG, CP II Investment, and CP II Holdings dated as of January 28, 1998.


Exhibit 2. Amendment to Stockholders Agreement by and among CP II, CIP II, CIP III, C/S, CP-GTSD, CP-GTSD II, the Issuer and NPD dated as of January 28, 1998.

Exhibit 3. Stock Option Agreement by and between the Issuer and CP II Investment Holdings, L.L.C., dated as of January 28, 1998.

Exhibit 4 Stock Option Agreement by and between the Issuer and TC Group, L.L.C., dated as of January 28, 1998.

                              Page 22 of 49 Pages

Exhibit 5. Stockholders Agreement by and among CP II, CIP II, CIP III, C/S, CP-GTSD, CP-GTSD II, the Issuer and NPD dated as of January 24, 1995. (Filed as Exhibit 2 to Amendment No. 1 to the Schedule and incorporated herein by reference).

Exhibit 6. Amended and Restated Agreement Among Partnerships (CP II) by and among CP II, CP III, CIP II, CIP III, C/S, CP-GTSD and CP-GTSD II dated as of November 6, 1995. (Filed as
                  Exhibit 5 to Amendment No. 1 to the Schedule and incorporated herein by reference).

Exhibit 7. Agreement Among Partnerships (CP III) by and among CP II, CP III, CIP II, CIP III, C/S, CP-GTSD and CP-GTSD II dated as of November 6, 1995. (Filed as Exhibit 6 to Amendment No. 1 to the Schedule and incorporated herein by reference).

Exhibit 8. Registration Rights Agreement by and among CP-II, CIP-II, CIP-III, C/S, CP-GTSD, CP-GTSD II, the Issuer and NPD dated as of January 24, 1995. (Filed as Exhibit 4 to the Schedule and incorporated herein by reference).















                              Page 23 of 49 Pages

                                    Signature

After reasonable inquiry and to the best of the knowledge of the undersigned on pages 25 and 26 hereof, such undersigned certify that the information set forth in this statement is true, complete and correct.

                                                     February 4, 1998
                                                     Date


























                              Page 24 of 49 Pages

     IN WITNESS WHEREOF, the Reporting Persons have caused this Amendment No. 2 to Statement on Schedule 13D to be executed as of the date first above written.

                                 CARLYLE PARTNERS II, L.P.
                                 By:     TC Group, L.L.C., its General Partner

                                 By:     /s/ Daniel A. D'Aniello
                                         -------------------------------
                                 Name:   Daniel A. D'Aniello
                                 Title:  Managing Director

                                 CARLYLE PARTNERS III, L.P.
                                 By:     TC Group, L.L.C., its General Partner

                                 By:     /s/Daniel A. D'Aniello
                                         ------------------------------
                                 Name:   Daniel A. D'Aniello
                                 Title:  Managing Director

                                 CARLYLE INTERNATIONAL PARTNERS
                                 II, L.P.

                                 By:  TC Group, L.L.C., its General Partner

                                 By:     /s/ Daniel A. D'Aniello
                                         -------------------------------
                                 Name:   Daniel A. D'Aniello
                                 Title:  Managing Director

                                 CARLYLE INTERNATIONAL PARTNERS
                                 III, L.P.

                                 By:     TC Group, L.L.C., its General Partner

                                 By:     /s/Daniel A. D'Aniello
                                         ------------------------------
                                         Name:   Daniel A. D'Aniello
                                         Title:  Managing Director

                                 C/S INTERNATIONAL PARTNERS

                                 By:     TC Group, L.L.C., a General Partner

                                 By:     /s/Daniel A. D'Aniello
                                         ------------------------------
                                 Name:   Daniel A. D'Aniello
                                 Title:  Managing Director


                              Page 25 of 49 Pages

                                 CARLYLE-GTSD PARTNERS, L.P.

                                 By:     TC Group, L.L.C., its General Partner

                                 By:     /s/Daniel A. D'Aniello
                                         ------------------------------
                                         Name:  Daniel A. D'Aniello
                                         Title: Managing Director

                                 CARLYLE-GTSD PARTNERS II, L.P.

                                 By:     TC Group, L.L.C., its General Partner

                                 By:     /s/Daniel A. D'Aniello
                                         ------------------------------
                                 Name:   Daniel A. D'Aniello
                                 Title:  Managing Director

                                 TC GROUP, L.L.C.

                                 By:     /s/Daniel A. D'Aniello
                                         ------------------------------
                                         Name:   Daniel A. D'Aniello
                                         Title:  Managing Director

                                 TCG HOLDINGS, L.L.C.

                                 By:     /s/Daniel A.  D'Aniello
                                         -------------------------------
                                 Name:   Daniel A. D'Aniello
                                 Title:  Managing Director

                                 CP II INVESTMENT HOLDINGS, L.L.C.

                                 By:     /s/Daniel A. D'Aniello
                                         ------------------------------
                                         Name:   Daniel A. D'Aniello
                                         Title:  Managing Director

                                 CP II HOLDINGS, L.L.C.

                                 By:    /s/Daniel A. D'Aniello
                                        -----------------------------
                                        Name:  Daniel A. D'Aniello
                                        Title: Managing Director












                              Page 26 of 49 Pages

                                Index to Exhibits
                                -----------------
                                                                         Page

Exhibit 1.        Joint Filing Agreement by and among CP II,              28
                  CP III, CIP II, CIP III, C/S, CP-GTSD,
                  CP GTSD II, TC Group, TCG, CP II Investment, and
                  CP II Holdings dated January 30,1998.

Exhibit 2.        Amendment to Stockholders Agreement by and among        31
                  CP II, CIP II, CIP III, C/S, CP-GTSD, CP GTSD II, the Issuer and NPD dated as of January 28, 1998.

Exhibit 3.        Stock Option Agreement by and between the Issuer        34
                  and CP II Investment, dated as of January 28, 1998.

Exhibit 4.        Stock Option Agreement by and between the Issuer        42
                  and TC Group, dated as of January 28, 1998.

























                               Page 27 of 49 Pages

                                    EXHIBIT 1

                             JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, par value $0.01 per share, of GTS Duratek, Inc., a Delaware corporation, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

     IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the 28th day of January, 1998.

                                 CARLYLE PARTNERS II, L.P.

                                 By:  TC Group, L.L.C., its General Partner

                                 By:  /s/Daniel A. D'Aniello
                                 ---------------------------
                                      Name:   Daniel A. D'Aniello
                                      Title:  Managing Director

                                 CARLYLE PARTNERS III, L.P.

                                 By:  TC Group, L.L.C., its General Partner

                                 By:  /s/Daniel A. D'Aniello
                                      ---------------------------
                                      Name:  Daniel A. D'Aniello
                                      Title: Managing Director

                                 CARLYLE INTERNATIONAL PARTNERS
                                 II, L.P.

                                 By:  TC Group, L.L.C., its General Partner

                                 By:  /s/Daniel A. D'Aniello
                                      ---------------------------
                                      Name:  Daniel A. D'Aniello
                                      Title: Managing Director


                              Page 28 of 49 Pages

                                 CARLYLE INTERNATIONAL PARTNERS
                                 III, L.P.

                                 By:  TC Group, L.L.C., its General Partner

                                 By:  /s/Daniel  A. D'Aniello
                                      ----------------------------
                                      Name:  Daniel A. D'Aniello
                                      Title: Managing Director

                                 C/S INTERNATIONAL PARTNERS

                                 By:    TC Group, L.L.C., a General Partner

                                 By:    /s/Daniel A. D'Aniello
                                        -----------------------------
                                        Name:  Daniel A. D'Aniello
                                        Title: Managing Director

                                 CARLYLE-GTSD PARTNERS, L.P.

                                 By:    TC Group, L.L.C., its General Partner

                                 By:    /s/Daniel A.D'Aniello
                                        ---------------------------
                                        Name:  Daniel A. D'Aniello
                                        Title: Managing Director

                                 CARLYLE-GTSD PARTNERS II, L.P.

                                 By:    TC Group, L.L.C., its General Partner

                                 By:    /s/ Daniel A. D'Aniello
                                        ------------------------------
                                        Name:  Daniel A. D'Aniello
                                        Title: Managing Director

                                 TC GROUP, L.L.C.

                                 By:    /s/Daniel A. D'Aniello
                                        -----------------------------
                                        Name:  Daniel A. D'Aniello
                                        Title: Managing Director


                              Page 29 of 49 Pages

                                 TCG HOLDINGS, L.L.C.

                                 By:    /s/ Daniel A. D'Aniello
                                        ------------------------------
                                        Name:  Daniel A. D'Aniello
                                        Title: Managing Director


                                 CP II INVESTMENT HOLDINGS, L.L.C.

                                 By:   /s/Daniel A. D'Aniello
                                       ----------------------------
                                       Name:  Daniel A. D'Aniello
                                       Title: Managing Director


                                 CP II HOLDINGS, L.L.C.

                                 By:   /s/Daniel A. D'Aniello
                                       ----------------------------
                                       Name:  Daniel A. D'Aniello
                                       Title: Managing Director




















                               Page 30 of 49 Pages

                                    EXHIBIT 2

                       AMENDMENT TO STOCKHOLDERS AGREEMENT


     THIS AMENDMENT TO STOCKHOLDERS' AGREEMENT (this "Amendment"), dated as of January 28, 1998, is entered into by and among GTS Duratek, Inc., a Delaware corporation (the "Company"), Carlyle Partners II, L.P., a Delaware limited partnership ("CP II"), Carlyle International Partners II, L.P., a Cayman Islands exempted limited partnership ("CIP II"), Carlyle International Partners III, L.P., a Cayman Islands exempted limited partnership ("CIP III"), C/S International Partners, a Cayman Islands partnership ("C/S"), Carlyle-GTSD Partners, L.P., a Delaware limited partnership ("C-GP"), and Carlyle-GTSD Partners II, L.P., a Delaware limited partnership ("C-GP II"; and together with CP II, CIP II, CIP III, C/S and C-GP, collectively, "Carlyle"), and National Patent Development Corporation, a Delaware corporation ("NPD").

                                    RECITALS

     WHEREAS, the Company, Carlyle and NPD are all of the parties to that certain Stockholders Agreement (the "Agreement") dated as of January 24, 1995;

     WHEREAS, the limited partners of C-GP have elected to dissolve C-GP in accordance with the terms of the partnership agreement and, accordingly, the general partner of C-GP has undertaken to wind up the affairs of C-GP;

     WHEREAS, in connection with the winding up of the affairs of C-GP, its general partner has caused a distribution in kind of most of the assets of the C-GP in accordance with the terms of the partnership agreement and in connection therewith has caused a pro rata distribution of the portion of the Company Option held by C-GP to the partners of C-GP;

     WHEREAS, the parties hereto desire to amend the Agreement in order to reflect the dissolution of C-GP and the pro rata distribution of the portion of the Company Option held by C-GP to the partners of C-GP;

     NOW, THEREFORE, in consideration of the premises and the respective mutual agreements herein contained, the parties hereby agree as follows:

     1. Definitions. All capitalized terms used in this Amendment but not otherwise defined herein shall have the meanings assigned to such terms in the Agreement.

     2. Company Option. Section 2.1 of the Agreement is hereby amended by deleting the number "One Million Two Hundred Fifty Thousand (1,250,000)" and inserting in its place "One Million One Hundred Ninety Seven Thousand Nine Hundred Fourteen (1,197,914)". The portion of the Company Option held by C-GP has been distributed on a pro rata basis to the partners of C-GP and such partners are parties to option agreements with the Company and the Company acknowledges and consents to such distribution.


                              Page 31 of 49 Pages

     3. Status of C-GP. Upon the completion of the winding up of the affairs of C-GP and the termination of its existence, C-GP will no longer be a party to the Stockholders Agreement.

     4.   Counterparts.   This   Agreement  may  be  executed  in  two  or  more
counterparts, each of which shall be deemed an original and all of which together shall be deemed one and the same instrument.

     5. Other Provisions. All other provisions of the Agreement shall remain in full force and effect.



















                               Page 32 of 49 Pages

     IN WITNESS WHEREOF, the undersigned have executed this Amendment or have caused their duly authorized agents to execute this Amendment as of the year and date first above written.

                              GTS DURATEK, INC.

                              By:      /s/ Robert F. Shawver(SEAL)
                                       ------------------------------------
                              Name:    Robert F. Shawver
                              Title:   Executive Vice President and Chief
                                       Financial Officer

                              CARLYLE PARTNERS II, L.P.
                              CARLYLE INTERNATIONAL PARTNERS II, L.P.
                              CARLYLE INTERNATIONAL PARTNERS III, L.P.
                              C/S INTERNATIONAL PARTNERS
                              CARLYLE-GTSD PARTNERS, L.P.
                              CARLYLE-GTSD PARTNERS II, L.P.

                              By: TC Group, L.L.C., its General Partner

                              By:     /s/ Daniel A. D'Aniello(SEAL)
                                      ---------------------------------
                              Name:   Daniel A. D'Aniello
                              Title:  Managing Director



                              NATIONAL PATENT DEVELOPMENT
                              CORPORATION

                              By:     /s/Scott N. Greenberg(SEAL)
                                      ----------------------------------
                              Name:   Scott N. Greenberg
                              Title:  Vice President, Chief Financial Officer













                              Page 33 of 49 Pages

                                    EXHIBIT 3

                             STOCK OPTION AGREEMENT

     THIS STOCK OPTION AGREEMENT (this "Agreement") is made and entered into as of the 28th day of January, 1998, by and among GTS Duratek, Inc., a Delaware corporation (the "Company"), T.C. Group, L.L.C., a Delaware limited liability company ("T.C. Group"), and the individual or entity set forth on the signature page hereto as the Optionee (the "Optionee").

                                    RECITALS

     WHEREAS, T.C. Group is the general partner of Carlyle-GTSD Partners, L.P., a Delaware limited partnership ("C-GP"), and Optionee is one of the partners of C-GP;

     WHEREAS, the Company, C-GP, certain affiliates of The Carlyle Group (collectively "Carlyle") and National Patent Development Corporation, a Delaware corporation ("NPD"), are all parties to that certain Stockholders Agreement (the "Stockholders Agreement") dated as of January 24, 1995, pursuant to which the Company granted to C-GP and Carlyle an option (the "Company Option") to purchase up to a total of 1,250,000 shares of the Company's common stock, par value $0.01 per share (the "Common Stock");

     WHEREAS, the Company Option was subdivided among Carlyle and C-GP and, as a result, an option (the "Partnership Option") to purchase up to 52,086 shares of Common Stock was allocated to C-GP;

     WHEREAS, the limited partners of C-GP have elected to dissolve C-GP in accordance with the terms of the partnership agreement and, accordingly, T.C. Group, as the general partner, has undertaken to wind up the affairs of C-GP;

     WHEREAS, in connection with the winding up of the affairs of C-GP, T.C. Group has caused a distribution in kind of most of the assets of C-GP in accordance with the terms of the partnership agreement and in connection therewith has caused a pro rata distribution of the Partnership Option to the partners of C-GP in accordance with the terms of the partnership agreement;

     WHEREAS, the Company has agreed to enter into this Agreement with the Optionee and to enter into substantially identical option agreements with each of the other partners of C-GP for the sole purpose of confirming the pro rata distribution of the Partnership Option to the partners of C-GP and to evidence the rights of the partners with respect to their pro rata share of the Partnership Option, and no additional consideration was provided by the Optionee hereunder;

     WHEREAS, T.C. Group has agreed to be a party to such option agreements in order to acknowledge the pro rata distribution of the Partnership Option to the partners of C-GP and to agree to provide notice to the Optionee as set forth in
Section 3(b) below;

                              Page 34 of 49 Pages

     WHEREAS, the Company, C-GP and Carlyle have entered into an agreement amending the Stockholders Agreement in order to reflect the dissolution of the Partnership and the pro rata distribution of the Partnership Option to the partners of C-GP;

     NOW, THEREFORE, in consideration of the premises and the mutual promises contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

     1. Option. In connection with the dissolution of C-GP and the pro rata distribution of the Partnership Option to its partners, the Company hereby acknowledges and agrees to the right of the Optionee to purchase from the Company up to the number of shares (the "Option Shares") of Common Stock as set forth on the signature page hereto. The option contemplated hereby (the "Option") may be exercised in whole, but not in part, after the date hereof and up to and including January 24, 1999, but only in accordance with the provisions set forth in Section 3 hereof. The Company will reserve a sufficient number of authorized shares of Common Stock to issue and sell to the Optionee to satisfy the terms of this Agreement.

     2. Option Price. The purchase price per share at which the Option may be exercised (the "Option Price") is Three Dollars and Seventy-Five Cents ($3.75) and the total purchase price shall be the product of the Option Price and the number of Option Shares. If the Company at any time subdivides (by any stock split, stock dividend, recapitalization or otherwise) its outstanding shares of Common Stock into a greater number of shares, the Option Price in effect immediately prior to such subdivision will be proportionately reduced, and if the Company at any time combines (by reverse stock split or otherwise) its outstanding shares of Common Stock into a smaller number of shares, the Option Price in effect immediately prior to such combination will be proportionately increased.

     3. Exercise of the Option. The Option may be exercised only in accordance with the following provisions:

     (a) The Optionee shall have the right to exercise the Option in whole, but not in part, at any time from April 6, 1998 to April 10, 1998 inclusive (the "Effective Period") by delivering the written notice in the form of Exhibit A attached hereto (the "Option Notice") to the Company stating the Optionee's desire to exercise the Option, which notice shall be effective only if received by the Company on or before April 10, 1998, in accordance with the notice provisions set forth below.

     (b) If the Optionee does not exercise the Option in accordance with the immediately preceding subsection, then the Option will automatically be deemed to have been exercised in full at the time that Carlyle first exercises the balance of the Company Option pursuant to the terms of the Stockholders Agreement (the "Carlyle Exercise"). T.C. Group will deliver, or cause one of its affiliates to deliver, to the Optionee, if the Optionee has not previously exercised the Option, a copy of the written notice (the "Company Option Notice") that it will be delivering to the Company in connection with the Carlyle Exercise. In the event that the Option is automatically exercised pursuant to this Section 3(b), the Optionee shall also be deemed to have elected the Net Exercise Right (as defined below) to pay the exercise price of the Option and upon the issuance of the shares of Common Stock by the Company to the Optionee, this Agreement shall terminate without further action by any party. Carlyle shall have the right in its sole and absolute discretion to determine the timing of the Carlyle Exercise and shall have no liability to the Optionee or to any other party with respect to such decision.

                              Page 35 of 49 Pages

     (c) In the case of Section 3(a), the date of exercise of the Option shall be deemed to be the date that the Company received the Option Notice with this Agreement attached during the Effective Period or shall be deemed to be the first day of the Effective Period if received by the Company before the Effective Period and, in the case of Section 3(b), the date of exercise of the Option shall be deemed to be the date that the Company received the Company Option Notice.

     (d) The Optionee may not exercise the Option at any other time other than the times specified in this Section 3.

     4. Closing. The closing (the "Option Closing") for the Option shall occur at the Company's principal office, or at such other place as the Company shall specify to the Optionee after the receipt by the Company of the Option Notice or the Company Option Notice, as the case may be, no later than the fifth business day after the Company's receipt of such notice.

     5. Payment of Option Price. (a) At the Option Closing, the Optionee shall pay to the Company by wire transfer of same day available funds or by certified check or bank draft payable to the order of the Company, an amount in cash (the "Cash Payment") equal to the Option Price multiplied by the number of Option Shares, and the Company shall deliver to the Optionee a certificate or certificates representing the Option Shares, together with such instruments of conveyance and transfer as shall be effective to vest in the Optionee title to the shares. Alternatively, the Optionee shall pay the exercise price for the Option by means of the Net Exercise Right as defined in Section 5(b) below.

     (b) The Company has agreed, in accordance with the terms hereof, to accept payment for the exercise of the Option by the delivery of the appropriate number of Option Shares having a fair market value equal to the aggregate exercise price for the Option. The ability of the Optionee to pay the exercise price through the delivery of Option Shares shall be referred to herein as the "Net Exercise Right". Upon exercise of the Net Exercise Right, the Company shall deliver to the Optionee (without payment by the Optionee of any cash or other consideration) that number of shares of Common Stock equal to the quotient obtained by dividing (x) the value of the Option at the time the Option is exercised (determined by subtracting the aggregate exercise price in effect immediately prior to the exercise of the Option from the aggregate fair market value of the Option Shares immediately prior to the exercise of the Option) by
(y) the fair market value of one share of Common Stock immediately prior to the exercise of the Option. The fair market value of a share of Common Stock is determined as follows:

                              Page 36 of 49 Pages

(i) If the Common Stock is listed on a national securities exchange or admitted to unlisted trading privileges on such exchange or listed for trading on the Nasdaq National Market System, the fair market value shall be the last reported sale price of the Common Stock on such exchange or system on the last business day prior to the date of exercise of the Option or if no such sale is made on such day, the average closing bid and asked prices for such day on such exchange or system;

(ii) If the Common Stock is not so listed or admitted to unlisted trading privileges, the fair market value shall be the mean of the last reported bid and asked prices reported by the National Quotation Bureau, Inc. on the last business day prior to the date of the exercise of the Option; or

(iii)If the Common Stock is not so listed or admitted to unlisted trading privileges and bid and asked prices are not so reported, the fair market value shall be an amount determined in such reasonable manner as may be prescribed by the Board of Directors of the Company.

     The Net Exercise Right may be exercised by the Optionee by the surrender of this Agreement at the principal office of the Company together with the Option Notice specifying that the Optionee intends to exercise the Net Exercise Right.

     6. Additional Documents. Each party hereto agrees to execute and deliver such documents and take such further actions as may be necessary or desirable to effect the purposes and objectives of this Agreement.

     7. Amendment and Waiver. This Agreement may not be amended or modified except by a written instrument signed by the parties hereto. The waiver by any party of such party's rights under this Agreement in any particular instance or instances, whether intentional or otherwise, shall not be considered as a continuing waiver which would prevent subsequent enforcement of such rights or of any other rights.

     8. Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if sent by recognized overnight delivery service, return receipt requested, to the following parties at the following addresses or to such other parties and at such other addresses as shall be specified by like notice:










                              Page 37 of 49 Pages

               (a)      If to the Company:

                        GTS Duratek, Inc.
                        10100 Old Columbia Road
                        Columbia, Maryland  21046
                        Attention:  Mr. Robert F. Shawver
                                    Executive Vice President
                                      and Chief Financial Officer

               (b)      If to T.C. Group:

                        TC Group, L.L.C.
                        1001 Pennsylvania Avenue, N.W.
                        Suite 220 South
                        Washington, D.C.  20004
                        Attention:  Mr. Daniel A. D'Aniello
                                    Managing Director

               (c) If to the Optionee, at the address set forth below on the signature page hereof.

Notice so given shall be deemed to be given and received on the second business day after sending by recognized overnight delivery service, return receipt requested.

     9. Entire Agreement. This Agreement and those documents expressly referred to herein constitute the entire agreement and understanding among the parties with respect to the Option and supersede all other prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.

     10. Severability. If any provision of this Agreement shall be held to be illegal, invalid or unenforceable under any applicable law, then such contravention or invalidity shall not invalidate the entire Agreement. Such provision shall be deemed to be modified to the extent necessary to render it legal, valid and enforceable, and if no such modification shall render it legal, valid and enforceable, then this Agreement shall be construed as if not containing the provision held to be invalid, and the rights and obligations of the parties shall be construed and enforced accordingly.

     11. Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon the parties hereto, their heirs, administrators, executors, successors and assigns.

     12. Headings. The headings of the Sections and paragraphs of this Agreement have been inserted for convenience or reference only and do not constitute a part of this Agreement.


                              Page 38 of 49 Pages

     13. Choice of Law. The parties agree that this Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, excluding any laws thereof which would direct application of law of another jurisdiction.

     14. Counterparts. This Agreement may be executed in any number of counterparts and by the parties hereto in separate counterparts, with the same effect as if each party had signed the same document. All such counterparts shall be deemed an original, shall be construed together and shall constitute one and the same instrument.

     15. Gender and Number. When the context requires, the gender of all words used herein shall include the masculine, feminine and neuter and the number of all words shall include the singular and plural.

     16. Defined Terms. All capitalized terms used herein and not otherwise defined in this Agreement shall have the meaning given to such term in the Stockholders Agreement.

     17. Recitals. The Recitals are hereby incorporated by reference herein as if fully set forth herein.




















                              Page 39 of 49 Pages

     IN WITNESS WHEREOF, the undersigned have executed this Agreement or have caused their duly authorized agents to execute this Agreement as of the year and date first above written.


                                   GTS DURATEK, INC.

                                   By:      /s/ Robert F. Shawver(SEAL)
                                            ------------------------------------
                                   Name:    Robert F. Shawver
                                   Title:   Executive Vice President and Chief
                                            Financial Officer

                                   TC GROUP, L.L.C.

                                    By:      /s/ Daniel A. D'Aniello(SEAL)
                                             -----------------------------------
                                    Name:    Daniel A. D'Aniello
                                    Title:   Managing Director


                                    OPTIONEE:

                                    CP II INVESTMENT HOLDINGS, L.L.C.

                                    By:      /s/ Daniel A. D'Aniello(SEAL)
                                             -----------------------------------
                                    Name:    Daniel A. D'Aniello
                                    Title:   Managing Director

                                    Number of Option Shares:        8,368.00



















                              Page 40 of 49 Pages

                                    EXHIBIT A

                               NOTICE OF EXERCISE

GTS Duratek, Inc.                                    Date: ___________________
10100 Old Columbia Road
Columbia, Maryland 21046
Attention:  Robert F. Shawver, Executive Vice President
               and Chief Financial Officer

     The undersigned hereby exercises the Option in full to purchase shares of Common Stock of GTS Duratek, Inc. pursuant to the terms of the Stock Option Agreement dated January 28, 1998.

     Choose One of the Following:

         |_| The undersigned makes payment of $__________________ in cash, in payment of the exercise price thereof. The exercise price shall be shall be payable in United States dollars by wire transfer of same day available funds or by certified check or bank raft payable to the order of GTS Duratek, Inc.

         |_| The undersigned wishes to exercise the Net Exercise Right in lieu of making a cash payment for the exercise price thereof.



                                   Name of Optionee:__________________________

                                   Signature:_________________________________


     The undersigned will receive from the transfer agent of the Corporation a single certificate for the number of shares purchased pursuant to this Notice of
Exercise            registered            as           follows:

           Name:     _________________________________________________
                       (Please typewrite or print in block letters)

           Address:  _________________________________________________

                     _________________________________________________

THE STOCK OPTION AGREEMENT MUST BE ATTACHED TO THIS NOTICE OF EXERCISE AT THE TIME IT IS FURNISHED TO THE COMPANY.



                              Page 41 of 49 Pages

                                    EXHIBIT 4

                             STOCK OPTION AGREEMENT


     THIS STOCK OPTION AGREEMENT (this "Agreement") is made and entered into as of the 28th day of January, 1998, by and among GTS Duratek, Inc., a Delaware corporation (the "Company"), T.C. Group, L.L.C., a Delaware limited liability company ("T.C. Group"), and the individual or entity set forth on the signature page hereto as the Optionee (the "Optionee").

                                    RECITALS

     WHEREAS, T.C. Group is the general partner of Carlyle-GTSD Partners, L.P., a Delaware limited partnership ("C-GP"), and Optionee is one of the partners of C-GP;

     WHEREAS, the Company, C-GP, certain affiliates of The Carlyle Group (collectively "Carlyle") and National Patent Development Corporation, a Delaware corporation ("NPD"), are all parties to that certain Stockholders Agreement (the "Stockholders Agreement") dated as of January 24, 1995, pursuant to which the Company granted to C-GP and Carlyle an option (the "Company Option") to purchase up to a total of 1,250,000 shares of the Company's common stock, par value $0.01 per share (the "Common Stock");

     WHEREAS, the Company Option was subdivided among Carlyle and C-GP and, as a result, an option (the "Partnership Option") to purchase up to 52,086 shares of Common Stock was allocated to C-GP;

     WHEREAS, the limited partners of C-GP have elected to dissolve C-GP in accordance with the terms of the partnership agreement and, accordingly, T.C. Group, as the general partner, has undertaken to wind up the affairs of C-GP;

     WHEREAS, in connection with the winding up of the affairs of C-GP, T.C. Group has caused a distribution in kind of most of the assets of C-GP in accordance with the terms of the partnership agreement and in connection therewith has caused a pro rata distribution of the Partnership Option to the partners of C-GP in accordance with the terms of the partnership agreement;

     WHEREAS, the Company has agreed to enter into this Agreement with the Optionee and to enter into substantially identical option agreements with each of the other partners of C-GP for the sole purpose of confirming the pro rata distribution of the Partnership Option to the partners of C-GP and to evidence the rights of the partners with respect to their pro rata share of the Partnership Option, and no additional consideration was provided by the Optionee hereunder;

     WHEREAS, T.C. Group has agreed to be a party to such option agreements in order to acknowledge the pro rata distribution of the Partnership Option to the partners of C-GP and to agree to provide notice to the Optionee as set forth in
Section 3(b) below;


                              Page 42 of 49 Pages

     WHEREAS, the Company, C-GP and Carlyle have entered into an agreement amending the Stockholders Agreement in order to reflect the dissolution of the Partnership and the pro rata distribution of the Partnership Option to the partners of C-GP;

     NOW, THEREFORE, in consideration of the premises and the mutual promises contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

     1. Option. In connection with the dissolution of C-GP and the pro rata distribution of the Partnership Option to its partners, the Company hereby acknowledges and agrees to the right of the Optionee to purchase from the Company up to the number of shares (the "Option Shares") of Common Stock as set forth on the signature page hereto. The option contemplated hereby (the "Option") may be exercised in whole, but not in part, after the date hereof and up to and including January 24, 1999, but only in accordance with the provisions set forth in Section 3 hereof. The Company will reserve a sufficient number of authorized shares of Common Stock to issue and sell to the Optionee to satisfy the terms of this Agreement.

     2. Option Price. The purchase price per share at which the Option may be exercised (the "Option Price") is Three Dollars and Seventy-Five Cents ($3.75) and the total purchase price shall be the product of the Option Price and the number of Option Shares. If the Company at any time subdivides (by any stock split, stock dividend, recapitalization or otherwise) its outstanding shares of Common Stock into a greater number of shares, the Option Price in effect immediately prior to such subdivision will be proportionately reduced, and if the Company at any time combines (by reverse stock split or otherwise) its outstanding shares of Common Stock into a smaller number of shares, the Option Price in effect immediately prior to such combination will be proportionately increased.

     3. Exercise of the Option. The Option may be exercised only in accordance with the following provisions:

     (a) The Optionee shall have the right to exercise the Option in whole, but not in part, at any time from April 6, 1998 to April 10, 1998 inclusive (the "Effective Period") by delivering the written notice in the form of Exhibit A attached hereto (the "Option Notice") to the Company stating the Optionee's desire to exercise the Option, which notice shall be effective only if received by the Company on or before April 10, 1998, in accordance with the notice provisions set forth below.

     (b) If the Optionee does not exercise the Option in accordance with the immediately preceding subsection, then the Option will automatically be deemed to have been exercised in full at the time that Carlyle first exercises the balance of the Company Option pursuant to the terms of the Stockholders Agreement (the "Carlyle Exercise"). T.C. Group will deliver, or cause one of its affiliates to deliver, to the Optionee, if the Optionee has not previously exercised the Option, a copy of the written notice (the "Company Option Notice") that it will be delivering to the Company in connection with the Carlyle Exercise. In the event that the Option is automatically exercised pursuant to this Section 3(b), the Optionee shall also be deemed to have elected the Net Exercise Right (as defined below) to pay the exercise price of the Option and upon the issuance of the shares of Common Stock by the Company to the Optionee, this Agreement shall terminate without further action by any party. Carlyle shall have the right in its sole and absolute discretion to determine the timing of the Carlyle Exercise and shall have no liability to the Optionee or to any other party with respect to such decision.

                              Page 43 of 49 Pages

     (c) In the case of Section 3(a), the date of exercise of the Option shall be deemed to be the date that the Company received the Option Notice with this Agreement attached during the Effective Period or shall be deemed to be the first day of the Effective Period if received by the Company before the Effective Period and, in the case of Section 3(b), the date of exercise of the Option shall be deemed to be the date that the Company received the Company Option Notice.

     (d) The Optionee may not exercise the Option at any other time other than the times specified in this Section 3.

     4. Closing. The closing (the "Option Closing") for the Option shall occur at the Company's principal office, or at such other place as the Company shall specify to the Optionee after the receipt by the Company of the Option Notice or the Company Option Notice, as the case may be, no later than the fifth business day after the Company's receipt of such notice.

     5. Payment of Option Price. (a) At the Option Closing, the Optionee shall pay to the Company by wire transfer of same day available funds or by certified check or bank draft payable to the order of the Company, an amount in cash (the "Cash Payment") equal to the Option Price multiplied by the number of Option Shares, and the Company shall deliver to the Optionee a certificate or certificates representing the Option Shares, together with such instruments of conveyance and transfer as shall be effective to vest in the Optionee title to the shares. Alternatively, the Optionee shall pay the exercise price for the Option by means of the Net Exercise Right as defined in Section 5(b) below.

     (b) The Company has agreed, in accordance with the terms hereof, to accept payment for the exercise of the Option by the delivery of the appropriate number of Option Shares having a fair market value equal to the aggregate exercise price for the Option. The ability of the Optionee to pay the exercise price through the delivery of Option Shares shall be referred to herein as the "Net Exercise Right". Upon exercise of the Net Exercise Right, the Company shall deliver to the Optionee (without payment by the Optionee of any cash or other consideration) that number of shares of Common Stock equal to the quotient obtained by dividing (x) the value of the Option at the time the Option is exercised (determined by subtracting the aggregate exercise price in effect immediately prior to the exercise of the Option from the aggregate fair market

                              Page 44 of 49 Pages
value of the Option Shares  immediately  prior to the exercise of the Option) by
(y) the fair market value of one share of Common Stock immediately prior to the exercise of the Option. The fair market value of a share of Common Stock is determined as follows:

(i) If the Common Stock is listed on a national securities exchange or admitted to unlisted trading privileges on such exchange or listed for trading on the Nasdaq National Market System, the fair market value shall be the last reported sale price of the Common Stock on such exchange or system on the last business day prior to the date of exercise of the Option or if no such sale is made on such day, the average closing bid and asked prices for such day on such exchange or system;

(ii) If the Common Stock is not so listed or admitted to unlisted trading privileges, the fair market value shall be the mean of the last reported bid and asked prices reported by the National Quotation Bureau, Inc. on the last business day prior to the date of the exercise of the Option; or

(iii)If the Common Stock is not so listed or admitted to unlisted trading privileges and bid and asked prices are not so reported, the fair market value shall be an amount determined in such reasonable manner as may be prescribed by the Board of Directors of the Company.

     The Net Exercise Right may be exercised by the Optionee by the surrender of this Agreement at the principal office of the Company together with the Option Notice specifying that the Optionee intends to exercise the Net Exercise Right.

     6. Additional Documents. Each party hereto agrees to execute and deliver such documents and take such further actions as may be necessary or desirable to effect the purposes and objectives of this Agreement.

     7. Amendment and Waiver. This Agreement may not be amended or modified except by a written instrument signed by the parties hereto. The waiver by any party of such party's rights under this Agreement in any particular instance or instances, whether intentional or otherwise, shall not be considered as a continuing waiver which would prevent subsequent enforcement of such rights or of any other rights.

     8. Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if sent by recognized overnight delivery service, return receipt requested, to the following parties at the following addresses or to such other parties and at such other addresses as shall be specified by like notice:

                              Page 45 of 49 Pages

                 (a)      If to the Company:

                          GTS Duratek, Inc.
                          10100 Old Columbia Road
                          Columbia, Maryland  21046
                          Attention:  Mr. Robert F. Shawver
                                      Executive Vice President
                                        and Chief Financial Officer

                 (b)      If to T.C. Group:

                          TC Group, L.L.C.
                          1001 Pennsylvania Avenue, N.W.
                          Suite 220 South
                          Washington, D.C.  20004
                          Attention:  Mr. Daniel A. D'Aniello
                                      Managing Director

                 (c) If to the Optionee, at the address set forth below on the signature page hereof.

Notice so given shall be deemed to be given and received on the second business day after sending by recognized overnight delivery service, return receipt requested.

     9. Entire Agreement. This Agreement and those documents expressly referred to herein constitute the entire agreement and understanding among the parties with respect to the Option and supersede all other prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.

     10. Severability. If any provision of this Agreement shall be held to be illegal, invalid or unenforceable under any applicable law, then such contravention or invalidity shall not invalidate the entire Agreement. Such provision shall be deemed to be modified to the extent necessary to render it legal, valid and enforceable, and if no such modification shall render it legal, valid and enforceable, then this Agreement shall be construed as if not containing the provision held to be invalid, and the rights and obligations of the parties shall be construed and enforced accordingly.

     11. Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon the parties hereto, their heirs, administrators, executors, successors and assigns.

     12. Headings. The headings of the Sections and paragraphs of this Agreement have been inserted for convenience or reference only and do not constitute a part of this Agreement.


                              Page 46 of 49 Pages

     13. Choice of Law. The parties agree that this Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, excluding any laws thereof which would direct application of law of another jurisdiction.

     14. Counterparts. This Agreement may be executed in any number of counterparts and by the parties hereto in separate counterparts, with the same effect as if each party had signed the same document. All such counterparts shall be deemed an original, shall be construed together and shall constitute one and the same instrument.

     15. Gender and Number. When the context requires, the gender of all words used herein shall include the masculine, feminine and neuter and the number of all words shall include the singular and plural.

     16. Defined Terms. All capitalized terms used herein and not otherwise defined in this Agreement shall have the meaning given to such term in the Stockholders Agreement.

     17. Recitals. The Recitals are hereby incorporated by reference herein as if fully set forth herein.













                              Page 47 of 49 Pages

     IN WITNESS WHEREOF, the undersigned have executed this Agreement or have caused their duly authorized agents to execute this Agreement as of the year and date first above written.

                                   GTS DURATEK, INC.

                                   By:      /s/ Robert F. Shawver(SEAL)
                                            ------------------------------------
                                   Name:    Robert F. Shawver
                                   Title:   Executive Vice President and Chief
                                            Financial Officer


                                   TC GROUP, L.L.C.

                                   By:      /s/ Daniel A. D'Aniello(SEAL)
                                            ------------------------------------
                                   Name:    Daniel A. D'Aniello
                                   Title:   Managing Director


                                   OPTIONEE:

                                   TC GROUP, L.L.C.

                                   By:      /s/ Daniel A. D'Aniello(SEAL)
                                            ------------------------------------
                                   Name:    Daniel A. D'Aniello
                                   Title:   Managing Director


                                   Optionee's Address:

                                            _________________________________
                                            _________________________________
                                            _________________________________

                                   Number of Option Shares:             524.00









                              Page 48 of 49 Pages

                                    EXHIBIT A

                               NOTICE OF EXERCISE

GTS Duratek, Inc.                                    Date: ___________________
10100 Old Columbia Road
Columbia, Maryland 21046
Attention:  Robert F. Shawver, Executive Vice President
               and Chief Financial Officer

     The undersigned hereby exercises the Option in full to purchase shares of Common Stock of GTS Duratek, Inc. pursuant to the terms of the Stock Option Agreement dated January 28, 1998.

     Choose One of the Following:

         |_| The undersigned makes payment of $_____________________ in cash, in payment of the exercise price thereof. The exercise price shall be shall be payable in United States dollars by wire transfer of same day available funds or by certified check or bank draft payable to the order of GTS Duratek, Inc.

         |_| The undersigned wishes to exercise the Net Exercise Right in lieu of making a cash payment for the exercise price thereof.



                                   Name of Optionee:__________________________

                                   Signature:_________________________________


     The undersigned will receive from the transfer agent of the Corporation a single certificate for the number of shares purchased pursuant to this Notice of
Exercise  registered  as   follows:

         Name:   _________________________________________________
                   (Please typewrite or print in block letters)

      Address:   _________________________________________________

                 _________________________________________________



THE STOCK OPTION AGREEMENT MUST BE ATTACHED TO THIS NOTICE OF EXERCISE AT THE TIME IT IS FURNISHED TO THE COMPANY.



                              Page 49 of 49 Pages